UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 17, 2022

Oaktree Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39526	98-1551592
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices, and Zip Code)

(213) 830-6300

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	OACB.U	New York Stock Exchange
Class A ordinary shares included as part of the units	OACB	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OACB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the investor presentation that OACB and Alvotech S.A. (each as defined below) has prepared for use in connection with its investor meetings, scheduled for May 18, 2022, related to the proposed business combination of OACB and Alvotech S.A.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed business combination (the “Business Combination”) between Oaktree Acquisition Corp. II (“OACB”) and Alvotech Holdings S.A. (“Alvotech S.A.”), OACB and Alvotech (“TopCo”) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a proxy statement of OACB and a preliminary prospectus of TopCo. The Registration Statement has been declared effective by the SEC and OACB is mailing a definitive proxy statement/prospectus related to the proposed Business Combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. OACB’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alvotech S.A., OACB and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of OACB as of a record date to be established for voting on the proposed Business Combination. Shareholders of OACB will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OACB and Alvotech S.A. and their directors and executive officers may be deemed participants in the solicitation of proxies from OACB’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OACB is contained in OACB’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

TopCo and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OACB in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech S.A. For example, Alvotech S.A.’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; and the potential approval and commercial launch of AVT02. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech S.A. and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech S.A.’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OACB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the inability to execute final agreement with respect to the loan facility with Sculptor Capital Management on acceptable terms or at all; (6) the inability to consummate the transactions contemplated by the Standby Equity Purchase Agreement by and between TopCo and Yorkville; (7) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations of Alvotech S.A. as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the possibility that Alvotech S.A. or the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) Alvotech S.A.’s estimates of expenses and profitability; (14) pending litigation related to AVT02; (15) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (16) the commercial launch date of AVT02 in the United States or elsewhere, and (17) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech S.A. presently know or that OACB and Alvotech S.A. currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech S.A. undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K. Alvotech S.A. and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report on Form 8-K and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech S.A., OACB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Current Report on Form 8-K, the information contained in this Current Report on Form 8-K, or the omission of any information from this Current Report on Form 8-K.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Investor Day Presentation, dated May 17, 2022.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE ACQUISITION CORP. II

Date: May 17, 2022	By:	/s/ Zaid Pardesi
	Name:	Zaid Pardesi
	Title:	Chief Financial Officer and Head of M&A

Exhibit 99.1 INVESTOR PRESENTATION May 2022

This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Oaktree Acquisition Corp. II (“SPAC”) and Alvotech Holdings S.A. (together with its subsidiaries, the “Company”). The information contained herein does not purport to be all-inclusive and none of SPAC, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SPAC has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SPAC, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of SPAC and the Company and is intended for the recipient hereof only. This investor presentation supersedes all previous investor presentations delivered in connection with the Business Combination. You should only refer to the information in this version of the investor presentation. Forward-Looking Statements Disclaimer Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SPAC’s or the Company’s future financial or operating performance. For example, projections of future Revenue and Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SPAC and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SPAC’s final prospectus relating to its initial public offering dated September 16, 2020, in the registration statement on Form F-4, initially filed by the Company with the SEC on December 20, 2021 (as amended or supplemented through the date hereof, the Registration Statement ) or in other documents filed by SPAC or the Company with the SEC. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SPAC nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. The Company and SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of the Company or SPAC made in a definitive written agreement regarding the transaction (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect. Non-GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company's fiscal years 2021, 2022, 2025 and from 2025-2030. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Neither of the placement agents, in any capacity, has warranted or warrants the accuracy, reliability, appropriateness or completeness of the prospective financial information contained herein to anyone. Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. This presentation concerns drugs that are in development and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). No representation is made as to the safety or effectiveness of any of the products in development, nor for any products which may have applications pending before the FDA. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Disclaimer Additional Information In connection with the proposed Business Combination, the parties have filed the Registration Statement with the SEC containing a preliminary proxy statement of SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business (Cont’d) Combination. SPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SPAC, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders can obtain copies of the preliminary proxy statement/prospectus and will be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Participants in the Solicitation SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus related to its initial public offering dated September 16, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Additional information regarding the interests of such participants is contained in the Registration Statement. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is contained in the Registration Statement. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SPAC reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SPAC also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by the Company, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SPAC and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted.

Oaktree Investment Thesis: Highly Attractive Pure-Play Biosimilars Platform

Oaktree Acquisition Corp. II

1	**PROVEN LEADERSHIP TEAM**	• Pioneers in biosimilar development with a track record of obtaining marketing authorization for 17 biosimilars and 8 originator biologics globally
2	**SIGNIFICANT MARKET OPPORTUNITY**	• Significant acceleration of originator biologic and biosimilar markets which are expected to reach ~$580Bn and ~$80Bn by 2026, respectively (1)
3	**PURPOSE-BUILT BIOSIMILAR PLATFORM**	• End-to-end platform with differentiated R&D and manufacturing capabilities; designed to maximize development success
4	**GLOBAL COMMERCIAL PARTNER NETWORK**	• Distribution partnerships with regional champions, including Teva (US), Stada (EU) and Fuji (JP); up to $1.075Bn in potential license fees (2)
5	**DIVERSE PIPELINE WITH SIGNIFICANT TAM**	• Eight differentiated biosimilars currently in development addressing >$85Bn (3) branded biologic opportunity; ability to commercialize globally
6	**ATTRACTIVE FINANCIAL PROFILE**	• $800M+ of revenue at >60% EBITDA margins targeted by 2025; platform provides potential for sustained, long-term growth alvotech

1. Biologic market size per Evaluate Pharma; biosimilar market size per Frost & Sullivan
2. $1.075Bn in potential milestone revenues from existing partnerships. Excludes potential milestones from China JV which bring total milestones to $1.15Bn. See slide 21 for more detail
3. Per EvaluatePharma, based on expected peak sales of reference products for pipeline product candidates from 2021 – 2026

4

Alvotech Is Founder Robert Wessman's Third Platform In The Pharma Sector

Robert Wessman Background



Seasoned pharma executive that has led 50+ strategic acquisitions and partnerships, and established operations in over 60 countries around the globe

Actavis CEO and Key Strategist: 1999 to 2008 [1]

- Created global pharmaceutical company ultimately sold to Teva
- Annual public returns of ~50% and equity value creation of ~$3Bn [2]
- Launched 650 products and increased headcount from ~100 to ~11k

Alvogen Executive Chairman and CEO: 2009 – Current

- Transformed Alvogen from a small, regional CMO to a top 15 global generics player
- Alvogen CEE divested in 2020 at a 13.1x MoM on invested equity and IRR of 37%
- Lotus Pharmaceuticals (Alvogen's listed Asia business) divestiture expected in 2022 at a 7.6x MoM on invested equity and IRR of 27% [7]

Revenue Increase Under Wessman Leadership

$ in millions


Past platforms that have created billions in value
Current Platform in Alvotech
14
~2,000 (4)
35
650+(4)
40(5)
800+(6)
Actavis
(1999 – 2008)
Alvogen
(2009 – 2020)
alvotech
(2021A – 2025E)

1. Robert Wessman left his role at Actavis in September 2008
2. Represents CAGR based on share price of €0.05 as of 1/1/2000 and €1.075 offer price per Novator's July 2007 acquisition of Actavis
3. Reflects LTM 6/30/2007 revenue, prior to Actavis' de-listing in August 2007
4. Includes run rate revenues from Alvotechs CEE business, which was sold to Zentiva in April of 2020.
5. Unaudited revenues
6. Estimated risk adjusted revenue
7. Subject to regulatory approval

alvotech

5

Growth Platform Ready To Be Deployed Having Been Built Over 9 Years With ~$1 Billion Of Invested Capital

Build Foundation (2013-2017)

- ✓ Set 10-year platform vision
- ✓ Global manufacturing and R&D functions built
- ✓ Pipeline initiated
- ✓ Investors funding platform:

AZTIQ, CVC Capital Partners[1], TEMASEK[1], Vatera[1]

Commercial Readiness (2018-2020)

- ✓ Established global distribution partnerships
- ✓ Filed first product with FDA/EMA
- ✓ Established China JV
- ✓ Investors funding platform:

Fuji Pharma Co., Ltd., 신한은행 SHINHAN BANK, Athos KG[2], Baxter, YAS Holding

Deploy Platform (2021-2025+)

- Existing pipeline matures and new programs started
- Manufacturing platform scales in Iceland and completed in China
- Global commercialization of 5+ products
- **Platform is expected to deliver substantial revenue and free cash flow, and is set up for long-term growth**

alvotech

1. Indirect ownership through Alvogen's investment in Alvotech. Vatera, is also known as Oikos Holdings.
2. Strüngmann Brothers (seed investor in BioNTech) family office

6

Alvotech at a Glance – Full-Scale, Pure-play Biosimilar Developer and Manufacturer with Global Commercial Capabilities

A — R&D

- Purpose-built and in-house R&D platform, solely focused on the development of biosimilar products
- 5 R&D-dedicated sites, with rigorous quality-focus designed to de-risk development

8 pipeline candidates with $85Bn+ market opportunity [1]

~805 people employed, >85% in R&D, Technical Operations and Quality

B — Manufacturing

- State-of-the-art ~280,000 ft^2 [2] manufacturing facility with drug substance, drug product and fill/finish capacity
- Differentiated capabilities using both CHO and SP2/0 host cell lines

Capacity expected to support pipeline through 2030

Single-use bioreactors for use w. fed batch / perfusion processes

C — Commercialization

- Comprehensive network of high-quality commercial regional partners covering all key markets globally
- Agreements consist of ***milestone payments*** paid primarily over the development life of each proposed product and ***40% of in-market sales***[4]

Global Reach across 6 continents and >90 countries

15 commercial partners and >$1Bn in potential milestone payments [3]

Alvotech (A, B) ⟷ Partners (C)

alvotech

1. Per EvaluatePharma, based on expected peak sales of reference products from 2021 – 2026
2. Includes 140,000 ft^2 expansion plan, expected to be operational in early 2024
3. $200MM collected
4. Variability depending on partner and geography

7

PROVEN LEADERSHIP TEAM

Proven & Highly Experienced Management Team Having Successfully Developed 17 Biosimilars 30 20 20 15 20 MARK LEVICK, JOSEPH E. JOEL MORALES, ANIL OKAY, MING LI, MCCLELLAN, Chief Chief Executive Chief Financial Chief Strategy Commercial Officer Chief Scientific Officer Officer Officer Officer 20 15 29 20 15 TANYA ZHAROV, SEAN GASKELL, REEM MALKI, PHILIP ANDREW ROBERTS, Chief Technical CARAMANICA, Deputy CEO Chief Quality Officer Chief Portfolio Officer Officer Chief IP Counsel, Deputy General Counsel 9 Years of Experience Today’s Presenters

SIGNIFICANT MARKET OPPORTUNITY

Highly Aligned Social And Corporate Purpose Corporate Purpose Social Purpose Alvotech is dedicated to Alvotech aims to be the making patients’ lives leading supplier of better by improving access biosimilars globally to affordable biosimilar medicines and the sustainability Our corporate purpose is aligned with our social of healthcare systems purpose 11

Biologics Are Driving The Next Generation Of Treatments For Patients

Biologics Overview

- **What is a biologic?**
  - Large, complex molecules produced in a living system that treat medical conditions
  - Treats chronic and otherwise difficult-to-treat diseases
- **Why is it important?**
  - Biologics are a highly efficacious class of products that are growing rapidly and represent 40%+ of US pharma spend (2020) [1]
  - Biologics are expensive and putting cost pressure on numerous healthcare systems, forcing them to look for lower cost solutions and/or limit access



	Biologics
Synthesis	Living systems
Uniformity	Complex molecules
Illustrative Size[2]	>20,000 atoms
Manufacturing	Complex (requires handling of cell cultures and living organisms which leads to inherent variability)
Representative Medicines	AVASTIN, EYLEA, HUMIRA, KEYTRUDA, SOLIRIS, Stelara
2020 % of Total US Pharma Spend [1]	**40%+**
Biologics '20-'26 Expected Sales CAGR	**12%** [3]

alvotech

Source: Biosimilars council "The Era of Biological Medicines", EvaluatePharma
1. IQVIA institute report, "Biosimilars in the United States 2020 – 2024"
2. Size based on illustrative antibody size.
3. Per EvaluatePharma

12

Biologic Approvals Are Increasing Rapidly, A Leading Indicator For The Biosimilar Opportunity Originator Biologics Market is Large and Growing Increasing US biologic medicine approvals… …is driving expectations for rapidly growing $ sales Number of FDA Approvals Total Global Biologics Market Size ($Bn) $582 ’20A-’26E CAGR: 12% 2.3x increase: 60 ‘06 – ‘10 → ‘16 – ‘20 ’14A-’20A CAGR: 8% $445 39 $288 $219 23 $178 2006-2010 2011-2015 2016-2020 '14A '17A '20A '23E '26E 13 Source: Evaluate Pharma. FDA.

Biosimilar Development Holds Less Risk and Complexity than Originator Biologics, and Significantly More Complexity and Barriers to Entry Than Generics

	Originator Biologics	Biosimilars	Generics
Development Costs	$2.6Bn[1]	$100-200MM[2] [3]	$1-2MM[5]
PoS	Low	Moderate to high[2] [3]	High[6]
Development Timeline	~12 years[4]	~6-9 years [2]	~2 years [5]
Development Overview	Discovery → Pre-Clinical → Toxicology → Phase 1 → Phase 2 → Phase 3 → **Approval**	Pre-Clinical → PK / PD Study → Confirmatory Patient Study → **Approval**	Pre-Clinical → Bioequivalence → **Approval**

1. Per PhRMA Org, www.phrma.org/en/Advocacy/Research-Development; "On average, it takes 10-15 years and costs $2.6 billion to develop one new medicine, including the cost of the many failures."
2. Per company estimates, 6 – 9 years represents timeline for mAb biosimilar development
3. Per Deloitte, "Winning with biosimilars"; $100 - $200MM in development costs and 8 – 10 year development timeline for biosimilars
4. Agbogbo, F.K., Ecker, D.M., Farrand, A. et al. Current perspectives on biosimilars. J Ind Microbiol Biotechnol 46, 1297–1311 (2019); reflects time to approval for originator biologics versus biosimilars
5. Pfizer - Biosimilars vs. Generics: What's the Difference?
6. US Food & Drug Administration www.fda.gov/drugs/news-events-human-drugs/generic-drug-approval-process alvotech

14

Biosimilars Are Entering A Period Of Substantial Growth As Early Biologics Lose Patent Protection (3) Opportunity for Biosimilars to Expand Patient Access Biosimilars Adoption Growing Rapidly • High price of biologic medicines is placing a significant cost Total Global Biosimilar Market Size ($Bn) burden on healthcare systems • As biosimilars become more prevalent, they can increase ’20-’26E CAGR: 17% patient access and drive lower costs • Cost savings enabled by biosimilars are expected to exceed $79 (1) $100 billion from 2020 - 2024 Future Growth (2) Significant Number of Biologic LoEs Pending Expiration of existing patented Pre-2018 biologics 2018 US market 2019 regulatory and 2020 adoption tailwinds $30 2021 Continued outsize 2022 biologic innovation 2023 2024 2025 2026 '20 '26E 15 Source: Company filings, IQVIA, Evaluate Pharma, NCBI, Frost & Sullivan. ARK 1. IQVIA institute report, “Biosimilars in the United States 2020 – 2024” 2. Represents patent expiry events in US / EU market for products with ~$1Bn+ annual sales., with the exception of Blincyto 3. Per Frost & Sullivan; 2020 represents estimated figures per Frost & Sullivan

PURPOSE-BUILT BIOSIMILAR PLATFORM GLOBAL COMMERCIAL PARTNER NETWORK

Strategically Developed Platform Designed To Maximize Quality, Cost Containment And Efficiency To Market PLATFORM ELEMENT ALVOTECH APPROACH Global end-to-end R&D platform spanning five locations with rigorous quality focus designed to de-risk development early and drive efficient advancement RESEARCH AND DEVELOPMENT through clinical trials and global regulatory approval and/or marketing (1) authorization Flexible and scalable manufacturing capabilities provide capacity to support MANUFACTURING (2) existing pipeline and deliver global quality standards Global network of commercial partnerships with regional leaders expected to COMMERCIAL (3) enable rapid commercialization of Alvotech’s products globally 1. End-to-end R&D encompasses biosimilar development activities from cell line development through finished product to enable global approval of biosimilar products. These capabilities 17 include pharmaceutical sciences (i.e., analytical, drug substance development (cell line, upstream, and downstream), drug product development, and pilot-scale manufacturing), translational medicine, combination product and device development, clinical development and operations, pharmacovigilance and clinical safety, global regulatory affairs, and technical innovation. Excludes China facility owned within joint venture 2. Assumes planned capacity expansion is implemented in 2022; costs for this are included in Alvotech’s financial guidance 3. Once products are approved

R&D Process Designed To Optimize Development Outcomes, While Balancing Time And Cost Focus Approach • Prioritize analytical similarity early in programs to de-risk development programs Maximize • Rigorously align global development strategies with global regulatory authorities to Development Success minimize approval or marketing authorization risk • >85% of employees in R&D, Technical Operations and Quality • Conduct efficient and streamlined clinical programs, with parallel studies for speed when feasible Drive Clinical Efficiency • Select a clinical study population and geography to enable speed of recruitment and execution • Develop biosimilars to attain approval for all possible originator indications in major markets (US, EU, China, Japan and Canada) when commercially feasible Broaden Market Opportunity • Pursue interchangeability approval in the U.S. where appropriate, e.g. for biologics treating chronic indications that are distributed via retail pharmacy channels 18

Extensive Manufacturing Capacity Located in Iceland





Key Features	Technology & Capabilities
Capacity and Scalability	• Approximately ~280,000ft² facility (inclusive of ongoing expansion) with existing 4-wall drug substance capacity expected to support pipeline through 2030 [1] • Commercial product manufacturing initiated, with inventory build underway
Flexible Capabilities	• Differentiated capabilities including CHO and SP2/0 host cell lines • Single use bioreactors for use with fed batch or perfusion processes • Aseptic fill/finish capabilities
Externally Validated Quality	• 2 successful IMA/EMA inspections with clinical and commercial licenses issued • 4 commercial partner audits successfully completed • US FDA inspection occurred in March 2022
Intentionally Located	• Conveniently situated between the U.S. and Europe • Powered by renewable energy with access to abundant clean and hot water • Operates in a “patent-light” zone alvotech

1. Includes 140,000ft² ongoing capacity expansion projects expected to be completed in early 2024 – costs for this are included in Alvotech's financial guidance

19

Network Of High-Quality Regional Partners Provides Global Commercial Reach Alvotech’s Partner Partnered Territories Selection Criteria P Strategic Positioning Track record of success in local market SVALBARD (NORWAY) P Shared Risk Dynamic GREENLAND Structurally aligned incentives P Attractive Economics Upfront and ongoing milestones ALASKA (USA) ICELAND RUSSIA SWEDEN FINLAND offset R&D cost and risk FAROE ISLANDS NORWAY ESTONIA CANADA LATVIA DENMARK LITHUANIA UNITED BELARUS IRELAND KINGDOM NETHERLANDS POLAND GERMANY BELGIUM LUXEMBOURG CZECH REP UKRAINE SLOVAKIA KAZAKHSTAN LIECHTENSTEIN FRANCE MOLDOVA AUSTRIA HUNGARY SWITZERLAND SLOVENIA MONGOLIA ROMANIA BOSNIA CROATIA AND SERBIA Global Biologics Sales HERZ. BULGARIA ITALY MONTENEGRO MACEDONIA UZBEKISTAN ALBANIA ARMENIA NORTH PORTUGAL SPAIN AZERBAIJAN KOREA GREECE TURKMENISTAN UNITED STATES OF AMERICA TURKEY JAPAN (1) AZORES (PORTUGAL) MALTA SOUTH by Region KOREA CHINA CYPRUS SYRIA AFGHANISTAN TUNISIA LEBANON KASHMIR MOROCCO IRAQ IRAN MADEIRA ISLAND (PORTUGAL) ISRAEL JORDAN KUWAIT CANARY ISLANDS (SPAIN) PAKISTAN NEPAL ALGERIA LIBYA BHUTAN EGYPT QATAR WESTERN THE BAHAMAS SHARAH UNITED TAIWAN SAUDI ARAB BANGLADESH MEXICO ROW EMIRATES CUBA ARABIA INDIA MYANMAR (BURMA) OMAN HAITI DOMINICAN LAOS MAURITANIA JAMAICA PUERTO RICO (USA) REPUBLIC China BELIZE MALI SAINT KITTS AND NEVIS CAPE VERDE 7% NIGER CHAD ERITREA YEMEN THAILAND GUATEMALA HONDURAS SENEGAL PHILIPPINES GUAM MONTSERRAT SUDAN ADAMAN AND GUADELOUPE THE GAMBIA EL SALVADOR NICARAGUA BURKINA NICOBAR CAMBODIA VIETNAM DOMINICA GUINEA-BISSAU DJIBOUTI SAINT VINCENT GUINEA FASO ISLANDS (INDIA) 4% MARTINIQUE BENIN SAN JOSE BARBADOS PANAMA TRINIDAD AND TOBAGO NIGERIA VENEZUELA SIERRA LEONE COTE TOGO CENTRAL ETHIOPIA SRI D’IVOIRE GHANA AFRICAN GUYANA LIBERIA LANKA Japan CAMEROON REPUBLIC FRENCH GUIANA SOMALIA MALAYSIA COLOMBIA SURINAME BIOKO (EQUATORIAL GUINEA) EQUATORIAL GUINEA UGANDA GALAPAGOS KENYA SAO TOME GABON ECUADOR CONGO DEMOCRATIC 5% RWANDA REPUBLIC BURUNDI INDONESIA OF THE CONGO PAPUA CABINDA (PROVINCE) NEW SOLOMON ISLANDS TANZANIA SEYCHELLES GUINEA BRAZIL COMOROS PERU ANGOLA MALAWI MAYOTTE (FRANCE) ZAMBIA FIJI VANUATU BOLIVIA MOZAMBIQUE ZIMBABWE MADAGASCAR MAURITIUS NAMIBIA BOTSWANA REUNION AUSTRALIA Europe PARAGUAY NEW CALEDONIA (FRANCE) CHILE SWAZILAND 24% LESOTHO USA ARGENTINA SOUTH AFRICA URUGUAY 60% KERGUELEN ISLAND (FRANCE) TASMANIA NEW ZEALAND (AUSTRALIA) HEARD ISLAND (AUSTRALIA) FALKLAND ISLANDS (UK) SOUTH GEORGIA (UK) 20 1. LTM as of Q4 2021 per IQVIA

(1) Key Regional Partners Have Committed Up To $1.075Bn In Potential License Fees (~$915MM Outstanding) 2021A Licensed Alvotech Geographic 2021A Licensed Alvotech Geographic Partner Partner Partner Rev Products Rights Partner Rev Products Rights Australia, New (3) Zealand, South $2.8Bn 5 Africa US $15.9Bn 5 Taiwan, Malaysia, Singapore, (3) $12.2Bn 7 Cambodia & Indonesia (3) EU Israel $3.7Bn 7 $0.1Bn 7 Various Private 7 (2) Turkey Private 3 China Private 7 Argentina Private 5 (4) Various Private 1 (3) $0.3Bn 6 Japan Brazil Private 1 Chile Private 1 Canada Private 5 LatAm Private 3 Source: Company filings 21 1. $1.075Bn in potential milestone revenues from existing partnerships. Excludes potential milestones from China JV which bring total milestones to $1.15Bn. 2. Partner to Alvotech JV with CCHT. Refer to appendix beginning on slide 73 for more information. 3. Exchange rate data as of 12/31/2021 4. Geographic rights in 14 countries Canada Japan CHINA EU USA South America MENA APAC

DIVERSE PIPELINE WITH SIGNIFICANT TAM

Alvotech Has Continued to Deliver on its Strategy Since Transaction Announcement

European Union approval of AVT02

- On **December 16th**, Alvotech announced that it received marketing authorization for use in the EU of AVT02
- Follows positive recommendation of CHMP in September
- Near term launch in certain EU markets expected before end of Q2 2022

Approval & launch of SIMLANDI (AVT02) in Canada

- On **January 10th**, Alvotech announced that AVT02 had received marketing authorization for use in Canada
- JAMP Pharma launched SIMLANDI (AVT02) in Canada in April 2022

BiosanaPharma AVT23 licensing agreement

- On **February 2nd**, Alvotech announced that it had entered into an exclusive global licensing agreement with BiosanaPharma to co-develop AVT23
- Alvotech will receive exclusive global rights for AVT23, a biosimilar to Omalizumab (Xolair®)
- BiosanaPharma will receive an upfront payment and will be eligible for certain tiered royalties

Settled AbbVie patent dispute

- Alvotech recently announced it executed settlement agreements with AbbVie, with respect to U.S. and EU disputes
- Grants Alvotech non-exclusive rights to market AVT02, its high-concentration, citrate-free biosimilar candidate for Humira® in the United States and the EU
- License entry date in the U.S. on July 1, 2023 [(1)] and immediate license entry in the EU (expected to be launched in certain markets in Q2 2022)

AVT04 Positive results

- On **May 16th** Alvotech announced pharmacokinetic (PK) similarity study demonstrate bioequivalence of AVT04 (ustekinumab) to the reference product Stelara®
- Results from Alvotech's confirmatory efficacy and safety study for AVT04 are expected before the end of the 2nd quarter alvotech

1. AVT02 Application is in deferred status. Inspection of manufacturing sites, required for the AVT02 Biosimilar BLA approval, is currently scheduled by the US FDA to occur Q2 of 2022. FDA inspection of Iceland facility occurred in March 2022. The FDA can defer action when no deficiencies have been identified and the application otherwise satisfies the requirements for approval, but an inspection(s) is necessary yet cannot be completed due to factors including travel restrictions. License subject to payment of royalty to AbbVie, in the single digits of the net sales of AVT02 in the United States.

23

Strategically Constructed Pipeline Of Biosimilars Representing $85Bn+ TAM

Alvotech's Current Biosimilar Pipeline – Global Peak Branded Sales of Originator Branded Biologics



$21.2Bn
$10.8Bn
$10.3Bn
$6.7Bn
$3.7Bn
$3.6Bn
$30.0Bn
$86.2Bn

Future Growth

Market growth

Additional internal programs - platform enables 1-2 new R&D programs every 12-18 months

In-licensing opportunities

Biosimilar	**Adalimumab / AVT02**	**Ustekinumab / AVT04**	**Aflibercept / AVT06**	**Denosumab / AVT03**	**Golimumab / AVT05**	**Omalizumab / AVT23**	**AVT16 / AVT33 (Undisclosed for competitive reasons)**	**Total Peak Sales Addressed by Development Pipeline**
Branded Biologic	HUMIRA adalimumab	Stelara	EYLEA (aflibercept) Injection	Prolia / XGEVA	Simponi / Simponi ARIA	Xolair Omalizumab		
Therapeutic Area	Immunology	Immunology	Ophthalmology	Oncology, Osteoporosis	Immunology	Respiratory	Oncology, Immunology	
Filing [1]	Sept 2020	2022	2023	2024	2024	2024	2026+	
Interchangeability Strategy	✓				✓			

SP2/0 Host Line

alvotech

Source: Evaluate Pharma
Note: Expected peak sales of reference product from 2021 – 2026
1. Submission of dossier, filing and/or approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 80 for more information

24

AVT02: Adalimumab Market Overview

Humira® TRx by Concentration


Alvotech
is one of the few
players addressing
~83%+ of market
All other
adalimumab
biosimilars
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
21-Nov
100mg/ml
50mg/ml

Market Context

- Initial market for Humira was solely in the low concentration
- High concentration has aided the recent commercial success of the product
  - Improved pharmacokinetics and patient usability
  - Independent pricing between formulations
- Market continues to shift to the high concentration
- Numerous biosimilar launches anticipated in 2023, though most will be in the low concentration
  - Interchangeability, manufacturing and delivery method (e.g. needle size and citrate free) will be key differentiating factors as biosimilars launch
- Global sales of >$21Bn in 2021
- Approved Indications: Rheumatoid arthritis, juvenile idiopathic arthritis, psoriatic arthritis, ankylosing spondylitis, Crohn's disease, ulcerative colitis, plaque psoriasis, hidradenitis suppurativa, uveitis alvotech

Source: IQVIA NSP

25

AVT02: Multiple Points Of Differentiation, Including High Concentration And Potential Interchangeability

Program Status	
Branded Biologic (Generic Name)	Humira® (Adalimumab)
Originator	AbbVie
Therapeutic Area	Immunology
Originator Sales	$21.2Bn [1]
Development Status	• Approved for use in EU, Canada, and the United Kingdom ○ JAMP Pharma launched SIMLANDI (AVT02) in Canada in April 2022 • US Approval for biosimilarity is currently on deferred status [2], pending FDA inspection, now currently scheduled for Q2 of 2022. Inspection of Iceland facility occurred in Q1 of 2022 • For interchangeability, FDA has communicated a goal date of December 2022 [3]

Alvotech Strategy

- **High concentration:** One of the few known programs in development with the high concentration (100mg/ml), citrate-free formulation of Humira® [4]
- **Interchangeability:** Alvotech is the only known company that has both developed a high-concentration biosimilar candidate to Humira and completed a switching study, to support potential approval as an interchangeable product
- **Market entry:** Alvotech expects AVT02 will be marketed in the U.S., subject to regulatory approval, on July 1, 2023
- **80 mg offering:** Only available in the higher concentration, the 80 mg configuration provides patients and providers lower dosing frequency than the 40 mg (50 mg/mL) dose
- **Auto-injector:** Ergonomic, end user focused design, with large drug viewing window, thin 29-gauge needle (smallest available for this drug), numerous safety features, and visual and audible indicators for users alvotech

1. Per EvaluatePharma, originator sales based on expected peak sales of reference product from 2021 – 2026. Peak sales for Humira expected to be $21Bn, based on 2021A sales.
2. The FDA can defer action when no deficiencies have been identified and the application otherwise satisfies the requirements for approval, but an inspection(s) is necessary yet cannot be completed due to factors including travel restrictions
3. Date for BSUFA
4. Based on publicly available information

26

AVT04: Stelara® is a Rapidly Growing Product Ripe For Biosimilar Entry Due To High Price Point (1) Historical Stelara® Sales ($Bn) Market Context 10.0 (2)▪ Stelara continues to increase revenue with double digit Stelara® Annual Cost of Treatment: $144,000 $9.4 YoY growth 9.0 nd rd ▪ Attractive dosing regimen compared to most 2 and 3 ’17A-’21A CAGR: 24% $7.9 line treatment options 8.0 o Dosing every three months vs. biweekly dosing for 7.0 $6.6 certain products in psoriasis 520 6.0 ▪ Uniquely high price point, >50% premium compared to $5.2 (2) other alternatives 428 5.0 o Provides an opportunity for lower cost biosimilar $4.0 351 4.0 options 286 ▪ Approved Indications: Moderate to severe plaque 3.0 psoriasis, active psoriatic arthritis, moderately to severely 236 2.0 active Crohn’s disease and moderately to severely active ulcerative colitis 1.0 0.0 '17A '18A '19A '20A '21A ® Stelara TRx (‘000s) 27 Source: J&J filings; EvaluatePharma, IQVIA Notes: 1. Sales data per Evaluate Pharma and includes sales from Mitsubishi Pharma 2. Reflects 2021 WHS price in the US

AVT04: A Highly Differentiated Approach to a Stelara® Biosimilar

Program Status	
Branded Biologic (Generic Name)	Stelara® (Ustekinumab)
Originator	Johnson & Johnson (Janssen)
Therapeutic Area	Immunology
Originator Sales	$10.8Bn [1]
Development Status	PK study completed Safety and efficacy study ongoing
Next Catalyst	Safety and efficacy clinical result 2Q 2022

Alvotech Strategy

- **SP2/0 Host Line**: Manufactured using same host cell line as Stelara®
    - SP2/0 host cell line allows for more efficient sialyation of the molecule as compared to CHO. Therefore, matching of the post-translational modifications and structure in a biosimilar development program for Stelara
    - High levels of sialic acid are associated with longer half-life and may enable infrequent dosing
- **Comprehensive presentation offering:** Development of all presentations including the 45 mg/0.5 mL and 90 mg/mL pre-filled syringes, the 45 mg/0.5 mL single-dose vial, and the 130 mg/26 mL single-dose vial alvotech

Source: J&J filings; EvaluatePharma
Notes:
1. Per EvaluatePharma; based on expected peak sales of reference product from 2021 – 2026; includes sales from Mitsubishi Pharma

28

Broader Product Pipeline Is Attractive And Intended To Be Supplemented By Additional In-Licensing

Alvotech Program	AVT03	AVT05	AVT06	AVT16 / AVT33
Branded Biologic	Prolia (denosumab injection) XGEVA (denosumab)	Simponi golimumab; Simponi ARIA golimumab for infusion	EYLEA (aflibercept) Injection	Undisclosed
Generic Name	Denosumab	Golimumab	Aflibercept	Undisclosed
Therapeutic Area	Oncology	Immunology	Ophthalmology	Immunology & Oncology
Originator Sales [(1)]	$6.7Bn	$3.7Bn	$10.3Bn	$30Bn+ total
Development Stage	Preclinical	Preclinical	Preclinical	Preclinical
Expected Filing [(2)]	2024	2024	2023	2026+
Program Differentiation	**Novel formulation High titer, low COGS**	**Only known SP2/0 cell-line based program**	**Developing vial and PFS presentations**	**Not disclosed for competitive reasons**

alvotech

1. Per EvaluatePharma; originator sales based on expected peak sales of reference products from 2021 – 2026
2. Submission of dossier, filing and/or approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 80 for more information

29

AVT23: BiosanaPharma Agreement Overview

On February 2, 2022, Alvotech and BiosanaPharma entered into an exclusive global licensing agreement to co-develop AVT23

AVT23 Overview

- AVT23 (aka BP001) is a late-stage biosimilar candidate for Xolair (omalizumab), a biologic with expected peak sales of $3.6Bn [1]
  - Xolair is currently approved for asthma, chronic idiopathic urticaria and severe chronic rhinosinusitis with nasal polyps
  - There are currently no approved biosimilars of Xolair
- PK study of AVT23 has been completed and demonstrated comparable bioavailability, safety, tolerability and immunogenicity to Xolair

Summary Licensing Terms

1	AVT23 will be jointly developed by Alvotech and BiosanaPharma
2	Alvotech to receive exclusive global rights
3	BiosanaPharma to receive an upfront payment and will be eligible for certain tiered sales royalties
4	AVT23 will be produced using BiosanaPharma's proprietary 3C process technology

3C Technology Platform

- High productivity, flexible, small footprint manufacturing platform that can cut production costs by at least 90%
  - Targeted to make 1 kg of drug substance per week at a 50L bioreactor scale
- Bespoke process development
  - **Upstream Process:** proprietary IP based on High Cell Density continuous perfusion culturing with alternating bioreactor use
  - **Downstream Process:** based on Simulated Moving Bed chromatography combined with flow through filtration
- Continuous production platform achieves higher yields while still using the same biochemistry as existing batch processes alvotech

Source: EvaluatePharma
Notes:
1. Per EvaluatePharma, based on expected peak sales of reference product from 2021 - 2026

30

Corporate Sustainability and ESG at Alvotech Strong Thematic Basis Strong Intrinsic Qualities Strong Commitment to ESG • Materiality assessment performed • Biosimilars promote the • Scope 1 and 2 carbon neutral sustainability of healthcare systems • Expect to publish up to 30 ESG o Manufacturing utilizes nearly by improving patient access: disclosures & indicators after close, 100% of electricity from providing lower cost alternatives to based on NASDAQ and/or GRI renewable energy sources higher priced biologics frameworks o Located in Iceland which is an • Key policies to be implemented in • Biologics are a growing class of isolated energy system based on connection with business combination medicines that in 2020 accounted hydro and geothermal resources for almost one third of the global o Governance, code of ethics, market for pharmaceuticals by • Limited water scarcity and wildfire risks whistleblower, anti-harassment, (1) value and data privacy protection • Biologics are biodegradable: limits • Limited public comps for global pure exposure to Pharmaceuticals in o Annual equal pay audits and play model provides investors Environment (PIE) issues employee engagement survey exposure to the social and economic • Long term commitment to investing benefits of biosimilars• R&D driven business model and advancing our ESG platform 31 1. IQVIA INSTITUTE; Spotlight on Biosimilars, Optimizing The Sustainability of Healthcare Systems, June 2021

ATTRACTIVE FINANCIAL PROFILE

Financial Forecast Overview

Overview	
Basis of Presentation	• All financials are presented on an International Financial Reporting Standards (IFRS) basis of accounting, unless otherwise noted [1]
Risk Adjusted Product Revenue	• Detailed product-level in-market revenue build based on estimated penetration and pricing discount relative to originators • Alvotech generally receives ~40% of in-market revenues from commercial partnerships in addition to milestone revenues under existing agreement terms – Product revenue precedes first market launch as commercial partners build inventory
Risk Adjusted Milestone Revenue	• Ongoing milestone revenues triggered as products progress through clinical development and regulatory approvals
Risk Adjustments	• Probability of success assumptions reflect Alvotech's highly rigorous approach to biosimilar development – Clinical stage programs: 85-100% [2], pre-clinical programs: 75-85%
Operating Expenses	• Bottoms-up COGS projections based on manufacturing capabilities and product forecasts • OpEx primarily driven by R&D costs, which are forecasted on a project-by-project basis • Conservative growth and cost assumptions supported by existing manufacturing infrastructure and footprint
Cash Flow	• CapEx forecast supports expected manufacturing of current pipeline plan through 2030 alvotech

1. Please see pages 78 and 79 for a reconciliation from IFRS to adjusted metrics.
2. Includes programs under regulatory review

33

Attractive Revenue Potential As Products Commercialize (1) Risk Adjusted Revenue Commentary $ in millions 2022-2025 • Milestones: ongoing payments Long-term from commercial partners that help growth offset R&D costs potential High single digit • Programs: 5 launched products growth (2) expected by 2025 Pre-clinical Potential Revenue Upside $800+ Programs Clinical Opportunities Beyond the Financial Programs Forecast • Interchangeability may provide further upside for certain existing programs (AVT02/AVT05) Milestones • Revenues from additional R&D $85 - $155 programs, as well as associated milestones 2022E 2025E 2030E • In-licensing of external programs 34 1. Reflects estimates of Company management. There can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. See slide 3 for more information. 2. Subject to regulatory approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 80 for more information

Leverageable Business Model Designed To Produce Attractive Margins That Can Expand As The Platform Scales

Illustrative Adjusted EBITDA Potential (1)

$ in millions



Long-term dollar and margin potential
Growth as revenues and platform scale
>60% Margin
2022E
2025E
2030E
($140) – ($240)

Commentary

Margin Profile Enabled by:

- Portfolio selection focus on high value reference products
- Milestone revenues, at 100% gross margin, offset R&D costs
- Infrastructure-light model enabled by commercial partnerships
- Operating efficiency through strategically co-located R&D and manufacturing

Additional Opportunities Beyond the Financial Forecast

- Earnings from China JV (2)

alvotech

1. Reflects estimates of Company management. There can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. See slide 3 for more information
2. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 73 for more information

35

Financial Guidance Summary (Risk Adjusted)

	2021A [1]	2022E	2025E	2025E – 2030E
$ millions				
Product Revenue [2] [3]	$0	$25 – $75	85% of total revenue	
Milestone Revenue [2] [4]	$40	$60 – $80	15% of total revenue (Cumulative $470MM+ from '23E – '25E)	
Total Alvotech Revenue	**$40**	**$85 – $155**	**$800+**	**High single-digit revenue growth**
COGS	0		~15% of revenues	
R&D	(208)		15 – 20% of revenues	
G&A	(36)		4 – 6% of revenues	
Adj. EBITDA	**($181)**	**($140) – ($240)**	**>60% Margin**	**Dollar and margin growth**
CapEx [5]	31	35 – 45	<10 (Ongoing maintenance spend)	
Taxes [6]	20%	20%	20%	

alvotech

Note: Financial guidance reflects estimates of Company management. There can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. See slide 3 for more information.

1. Represents adjusted numbers, please find a reconciliation to IFRS financials on page 78
2. 2025 revenues represent risk adjusted revenues
3. Product Revenue based on launch of AVT02 in certain geographies, including but not limited to, Canada and the EU
4. Milestone Revenue reported on IFRS basis. On cash basis, collections are projected to be $70-100mm in 2022. Cumulative 2025E amount includes milestone revenue from potential future agreements
5. 2021A comprises of $24mm related to plant property and equipment, $5mm related to Software and $2mm related to right-of-use assets. 2023-2024 projected cumulative CapEx spend of $35-45Mmm
6. Post utilization of NOLs; 2021 NOL balance of ~$900mm

36

Additional Opportunities Beyond The Financial Forecast Conservative Baseline Projections Omit Potential Opportunities For Upside Further Earnings Revenue from In-licensing of differentiation contribution additional R&D external from from China joint programs as programs interchangeability venture pipeline expands (1) for applicable with CCHT programs 37 1. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 73 for more information

TRANSACTION SUMMARY

Highly Aligned Transaction Structure With 100% Rollover By Existing Shareholders

Transaction Overview and Update

- Oaktree Acquisition Corp. II (NYSE: "OACB") to combine with Alvotech at an implied $1.8 billion pre-money equity value and a $2.25 billion pro forma EV [1]
- OACB sponsor to defer 1.25mm founder shares (20% of total) into an earn-out, vesting evenly at share price hurdles of $12.50 and $15.00
- Seller earn-out of 38.33mm shares vesting evenly at share price hurdles of $15.00 and $20.00
- Alvotech has strengthened access to liquidity totaling $250mm through (1) an ATM facility with Yorkville with option for $150mm, and (2) a binding term sheet for a loan facility from Sculptor Capital Management for $75 -$125mm. Subject to consummation of the business combination
- The existing shareholders have continued to support the business through a $40mm bridge loan, entered into in April, that will be paid off using the Sculptor loan facility at Closing

Illustrative Pro Forma Valuation ($mm)

Share Price	$10.00
Pro Forma Shares Outstanding [4]	228.1
Equity Value	**$2,281**
(+) Target Net Debt [1]	$394
(-) Cash from Transaction at Announcement [5]	($425)
Pro Forma Enterprise Value at Announcement	**$2,250**
(+) Previously Funded Existing Shareholder Investment included in Cash from Transaction at Announcement [3]	$50
(+) Rollforward of Target Net Debt to 3/31 [6]	$81
Pro Forma Enterprise Value (as of 3/31)	**$2,381**

Sources of Funds ($mm)

OACB Cash in Trust [2]	$250
PIPE Investment Proceeds	$175
Existing Shareholder Investment [3]	$50
Total Cash Sources	**$475**

Uses of Funds ($mm)

Cash to Balance Sheet	$425
Transaction Fees & Expenses	$50
Total Cash Uses	**$475**

Pro Forma Ownership [3]



11%
8%
2%
79%
Sellers' Rollover Equity
OACB Public Shareholders
PIPE Investors
Sponsor Shares

1. Represents enterprise value at announcement. Based on net debt estimates for 11/15/21, comprising of $35mm cash and pro forma debt of $429mm (which reflects conversion of outstanding convertible instruments upon the closing of this transaction). Assumes no redemptions
2. Approximate estimate.
3. Represents an investment by Alvogen funded in December 2021, which is reflected in the Company's $1.8Bn pre-money valuation
4. Assumes no redemptions. Share count includes 180.6mm seller rollover shares, 25.0mm OACB public shares, 17.5mm PIPE shares and 5.0mm sponsor shares. Excludes impact of ~6.3mm OACB public warrants, ~4.7mm private placement warrants, 1.25mm sponsor earn-out shares, 38.33mm seller earn-out shares
5. $425mm in cash from transaction inclusive of January 2022 PIPE upsize and existing shareholder investment of $50mm funded December 2021.. Expected net proceeds from the transaction at close will be $375MM, assuming no redemptions
6. Represents the change in net debt from transaction announcement to March 31, 2022. Net debt as of 3/31/2022 includes $31mm of cash and $506mm of debt, which includes $50.0 million of funding provided by Alvogen and Aztiq in the form of an interest-free advance which is due 30 days after the closing of the Business Combination Agreement. Alvotech Shareholders have committed to ensure that Alvotech is sufficiently funded (either by way of equity or debt) by providing at least $50.0 million for the operations of Alvotech through the closing of the Business Combination. Any additional equity financing provided to Alvotech between transaction announcement and closing will not dilute the OACB or PIPE investors. See slide 80 (Risk Factors) for more information alvotech

39

Well-Positioned, Pure-Play Biosimilars Platform Adjacent, Less Comparable Most Comparable (1) Listing Location US India US / Iceland South Korea South Korea (2) Structure Public Subsidiary Public Public Subsidiary Primary Biosimilar Focus ûPPPP Biosimilars R&D PPPPP Biosimilar Manufacturing ûPPPP Global Reach ûPPPP Current regulated Primary focus is CDMO markets portfolio Strategy shift away Well positioned as a Well regarded global but many similar include limited mAb from development and pure play biosimilar player that has characteristics and products, Co- towards direct sales & with manufacturing additional scale capabilities to Comparison to Alvotech development of marketing; domestic capabilities and global relative to Alvotech Alvotech, building out biosimilars with only with no mftg. reach today infrastructure through Sandoz, CDMO Biogen acquisition services. Other: Branded focused players Other: Generics focused players Primary focus on branded medicines; Biogen/Organon Primary focus on small molecule generic medicines exposure limited to sales and marketing partnerships 40 1. Relates to parent company listing 2. Pending closing of the contemplated transaction

Well-Positioned, Pure-Play Biosimilars Platform (Cont'd)

Key Pure-Play Listed Comparable



TAM – Current Pipeline ($Bn) [1]
Coherus
21.3 [2]
Biocon Biologics (Parent) [3]
56.5
alvotech [4]
86.2
56.2
CELLTRION
67.2
SAMSUNG BIOEPIS (Parent) [5]
69.9

		Coherus	Biocon Biologics (Parent) [3]	alvotech [4]	CELLTRION	SAMSUNG BIOEPIS (Parent) [5]
Financial Metrics [6]	**Total Enterprise Value ($Bn)**	**$0.8**	**$5.9**	**$2.4 [7]**	**$18.3**	**$40.9**
	EV / NTM EBITDA	N/M [8]	17.1x	N/A	22.2x	60.0x
	'22E – '25E Revenue CAGR	**49%**	**N/A**	**>70%**	**12%**	**15%**
	2025E Gross Margin	86%	N/A	~85%	N/A	48%
	2025E Adj. EBITDA Margin	**20%**	**N/A**	**>60%**	**50%**	**41%**
Operational Metrics	# of Employees	330+	13,500+	800+	~2,145	3,400+
	# of Manufacturing Sites	0	3 [9]	2	3 [9]	4 [9]
	Global Commercial Reach (Countries)	2	120+	90+	90+	Undisclosed [10]

1. Figures based on peak WW biologic sales from 2021-2026 per Evaluate Pharma based on publicly disclosed product portfolios. For Alvotech, $56.2Bn reflects TAM for publicly disclosed programs, while $86.2Bn reflects TAM for both publicly disclosed programs, as well as undisclosed programs
2. TAM based on peak US biologic sales from 2021-2026 per Evaluate Pharma based on publicly disclosed product portfolios
3. TAM based on Biocon Biologics products and pipeline excluding recombinant human insulin; financial and operational metrics based on parent company Biocon; not pro forma for Viatris transaction
4. Financial guidance reflects estimates of Company management. There can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. See slide 3 for more information.
5. TAM based on Samsung Bioepis products and pipeline through its JV with Biogen; financial and operational metrics based on parent company Samsung Biologics; pro forma for share offering and $1Bn closing distribution related to Biogen transaction
6. Projections and market data per CapIQ and Refinitiv as of 5/6/2022
7. Based on illustrative share price of $10.00, pro forma shares outstanding of 228.1MM and pro forma estimated net debt of $100MM as of 3/31/2022 (assuming no redemptions)
8. Coherus NTM EBITDA of ($134MM)
9. Biocon sites reflect biosimilar sites only; Samsung Bioepis sites include a 4th plant currently under construction; Celltrion sites include a 3rd plant currently under construction
10. Samsung Bioepis has global commercial partnerships with Biogen and Merck; Merck's global reach spans 140+ countries

Undisclosed Programs

alvotech

41

Recent Biosimilar Transactions Support Valuation

Samsung Biologics / Biogen Biosimilar JV Stake



17.0x
5.5x
EV / Revenue (1) (2)
EV / EBITDA (1) (2)

- Samsung was captive buyer through the ~50-50 JV with Biogen, limiting ability to extrapolate implied valuation/multiple
- Ongoing commercial relationship for distribution of current products with Biogen retaining commercial rights to biosimilar Lucentis and Eylea

Biocon Biologics / Viatris Biosimilar Business



16.5x
3.8x
EV / Revenue (3) (4)
EV / EBITDA (3) (4)

- Biocon likely a captive buyer through its initial co-development partnership with Mylan in 2009
- Does not reflect platform acquisition multiple as Biocon reacquiring previously out-licensed IP and some commercial infrastructure in developed markets alvotech

Source: Company press releases, websites, filings and Wall Street research

Notes:

1. Total consideration of $2.3Bn includes $1.0Bn upfront, $50mm in commercial milestones, and deferred payments of $812.5mm and $437.5mm to be paid on the first and second anniversary, respectively, of the closing of the transaction; Implied enterprise value of ~$4.6bn based on 49.9% stake acquired; Assumes no cash of debt for Samsung Bioepis business
2. 2021 estimated revenue and EBITDA of $830mn and $271mm, respectively, per select broker research
3. Enterprise value of ~$3.3bn includes $2.0Bn upfront, $1.0bn in preferred equity and a deferred payment of $335mm expected to be paid in 2024
4. 2022 revenue and EBITDA of $875mm and $202mm, respectively, per Viatris investor presentation

42

Transaction Represents An Attractive Entry Point


Transaction Value Today
Illustrative Current Value
Illustrative Future Value
($Bn)
Meaningful upside potential from transaction value and illustrative current value
$9.6
$7.2
Current EV represents ~45-60% discount to illustrative current value
$5.8
$4.4
$2.4
Current Transaction Alvotech EV(1)
Illustrative Current Alvotech EV
Illustrative Future Alvotech EV

Post-Money EV of contemplated SPAC transaction

Illustrative Future EV discounted back to March 31, 2022 assuming a 20% rate of return to imply an illustrative current value

Assumes a 15-20x NTM EBITDA multiple to Alvotech's 2025E Adj. EBITDA to calculate potential Alvotech EV at YE2024 alvotech

Note: The potential returns set forth on this slide are illustrative only, and are based on the assumptions described, and there can be no assurance that they will be achieved. You should not place undue reliance on the information presented. If the assumptions on which these illustrations are based prove to be incorrect, your actual returns may be different.

1. Based on pre-money equity value of $1.8 billion. Assumes no redemptions. Share count includes 180.6mm seller rollover shares, 25.0mm OACB public shares, 17.5mm PIPE shares and 5.0mm sponsor shares. Pro forma estimated net debt of $100MM as of 3/31/2022 (assuming no redemptions). Excludes impact of ~6.3mm OACB public warrants, ~4.7mm private placement warrants, 1.25mm sponsor earn-out shares, and 38.33mm seller earn-out shares

43

Alvotech: A Differentiated Global Biosimilars Company PROVEN LEADERSHIP TEAM 1 SIGNIFICANT MARKET OPPORTUNITY 2 PURPOSE-BUILT BIOSIMILAR PLATFORM 3 GLOBAL COMMERCIAL PARTNER NETWORK 4 5 DIVERSE PIPELINE WITH SIGNIFICANT TAM ATTRACTIVE FINANCIAL PROFILE 6 44

APPENDIX SELECT MANAGEMENT TEAM BIOGRAPHIES

Highly Experienced Leadership Team



30

MARK LEVICK,
Chief Executive Officer

- **30 years of industry experience**
- **Career history**
  - 11 years at Novartis (Head of Biologics) & Sandoz (Head of Biopharmaceutical Development)
  - 8 years at GlaxoSmithKline (Head of Biopharmaceutical Translational Medicines)
  - Served as medical reviewer at UK Medicines and Healthcare Products Regulatory Agency & European Medicines Agency
  - Specialist physician in hospital practice in UK and Australia
  - Development of 9+ biosimilar medicines including approval of 5+ biosimilar medicines in US and EU
- **MD from University of Newcastle, Australia**
- **PhD in vaccine development from University of Cambridge**



20

JOSEPH E. MCCLELLAN,
Chief Scientific Officer

- **20 years of industry experience**
- **Career history**
  - 17 years at Pfizer / Wyeth (Global Head of Biosimilars Development)
  - Development of 8+ biosimilar medicines, including approvals for 7 unique molecules in US, EU, and/or Japan
- **B.A. in Chemistry from College of the Holy Cross (MA)**
- **PhD in Chemistry from the University of Florida**
- **Postdoctoral fellowship at Boston University School of Medicine**
- **MBA from Northeastern University**



20

JOEL MORALES,
Chief Financial Officer

- **20 years of industry experience**
- **Career history**
  - 2 years at Alvogen, Chief Financial Officer
  - 3 years at Par/Endo Intl., Generic Business CFO & Global Operations
  - 7 years at Merck & Co., Corporate Strategy and Business Development
  - 3 years at Schering Plough, International Finance and Global Controller's Group
  - 6 years at KPMG LLP
- **B.S. Accounting from Rutgers University**
- **CPA Licensure, NJ**



15

ANIL OKAY,
Chief Commercial Officer

- **15 years of industry experience**
- **Career history**
  - 3 years at Alvogen (General Manager of B2B Business and Business Development)
  - 6 years at Richter/Helm JV for Biologics (Head of Global Licensing)
  - 7 years at Abdi Ibrahim (Head of International Markets)
  - 1 year at Sanofi (BD Manager)
  - 1,000+ transactions with over $20bn deal value track record
- **Bachelor of Mathematics and Computer Engineering from the Istanbul Kültür University**
- **MBA from Vienna University of Economics**



20

MING LI,
Chief Strategy Officer

- **20 years of industry experience**
- **Career history**
  - 10 years at Alvogen – Corporate Development/Finance and M&A
  - 5 years at Actavis – Project management and operational excellence – Operations and Quality
  - 2 years at Alpharma – Quality
  - 3 years at Cardinal Health (currently Catalent) – Peptide/Protein pharmaceutics
  - Executed over $2.5Bn in debt financing transactions and over $4Bn in sell/buy side M&A transactions
- **B.S. Chemistry, North Carolina State University**
- **Lean Six Sigma Blackbelt**

alvotech

Years of Experience

Today's Presenters

46

Highly Experienced Leadership Team (Cont'd)



20

TANYA ZHAROV,
Deputy CEO

- **20 years of industry experience**
- **Career history**
  - 4 years as deputy CEO and Compliance Officer deCODE genetics (a subsidiary of Amgen)
  - 2 years with an Icelandic financial services company as founding partner, general counsel and deputy CEO
  - 4 years as Corporate Counsel and Board Secretary of deCODE genetics, completing an IPO on NASDAQ and several public financing rounds
  - Tax partner PWC
- **Lawyer from the University of Iceland**
- **European Patent Attorney**



15

SEAN GASKELL,
Chief Technical Officer

- **15 years of industry experience**
- **Career history**
  - 2 years at AveXis. Inc – VP of manufacturing operation and site head
  - 9 years at Novartis TechOps across 4 countries
  - Led the clinical to commercial transformation of 2 facilities
- **BSc with first class honors in chemistry, a PhD in organic chemistry from Loughborough University, UK, and a diploma in industrial studies**



29

REEM MALKI
Chief Quality Officer

- **29 years of industry experience**
- **Career history**
  - 8 years at Mylan, Head of Global Quality Operations, Affiliates and Third Party
  - 8 years at Andrx Pharmaceutical, Inc – Director of Quality Control and Director of Quality Investigations and CAPA
  - 1 year Zymark Corporation – Technical Representative
  - 6 years at Wyeth-Ayerst Pharmaceuticals – Scientific roles
- **B.S. Chemistry from the University of Maine**



20

PHILIP CARAMANICA,
Chief IP Counsel, Deputy General Counsel

- **20 years of industry experience**
- **Career history**
  - 3.5 years at Alvotech – Head of IP and Legal
  - 2.5 years at Sandoz – Senior Patent Counsel leading IP strategy and implementation efforts, notably including conceiving and driving the successful "patent dance" and "notice of commercial marketing" legal strategy that was validated by the U.S. Supreme Court in 2017
  - 8 years at Synthon – Senior Patent Attorney and Head of IP Biotechnology (including the strategy for Synthon's biosimilar trastuzumab and its successful partnering with Amgen/Watson)
- **J.D. from George Mason University Law School**
- **M.S. in Biotechnology from Johns Hopkins University**
- **B.S. in Biology from Penn State University**



15

ANDREW ROBERTS,
Chief Portfolio Officer

- **15 years of industry experience**
- **Career history**
  - 1 years at Sandoz – Senior Global Head responsible for securing global regulatory approval for 7 biosimilars
  - 3 years at Novartis – Global Program Head focusing on security regulatory approval, market access and leading portfolio and alliance strategy
  - 1 years at Novartis International – Chairman's office
  - 5 years at Novartis Institute for Biomedical Research – Clinical business strategy
  - 3 years at Biogen – Clinical trials
  - 4 years at Pennington Biomedical Research Center – Clinical research
- **B.S. Biological Science, and Master of Science from Louisiana State University**
- **EMBA from INSEAD**

alvotech

Years of Experience

Today's Presenters

47

APPENDIX BIOSIMILAR BACKGROUND INFORMATION

Biosimilars Are Highly Comparable To Biologics, An Important Class Of Medicine BIOLOGIC BIOSIMILAR Development Path • Proof of quality and analytical similarity • Pharmacokinetic bioequivalence • Clinical data showing comparable safety and efficacy • Support pharmacy substitution and interchangeability in US • Large, complex molecules, that are used to diagnose, • Highly similar to their authorized, originator (reference) prevent, treat, and cure diseases and medical biologic products, with no clinically meaningful differences conditions • Typically have the same amino acid sequence • May be produced through biotechnology in a living • Held to same high-quality standards as reference products system, such as an animal cell, often more difficult to • Must demonstrate totality of evidence with respect to characterize than small molecule drugs physiochemical characteristics, biologic activity, pharmacokinetics, and clinical safety and efficacy • Rigorous regulatory approval process, with a stepwise approach • Enables expanded patient access and lower costs to biologics 49 Source: Weise M, et al. Nat Biotechnol. 2011;29(8):690-693..

Regulatory Definition Of Biosimilars A biosimilar is a biologic medicinal product that contains a version of the active substance of an already authorized original biologic medicinal product (reference medicinal product). A biosimilar demonstrates similarity to the reference medicinal product in terms of quality characteristics, biologic activity, safety, and efficacy based on a comprehensive comparability exercise. Committee for Medicinal Products for Human Use. Guideline on similar biologic medicinal products. CHMP/437/04 Rev 1, 23 October 2014 Biosimilarity means “that the biologic product is highly similar to the reference product notwithstanding minor differences in clinically inactive components” and that “there are no clinically meaningful differences between the biologic product and the reference product in terms of the safety, purity, and potency of the product” US Food and Drug Administration. Guidance for Industry. Biosimilars: questions and answers regarding implementation of the biopharmaceutical Price Competition and Innovation Act of 2009. Department of Health & Human Services, 2012. 50

Key Stages And Milestones Of Biosimilar Development



Project Selection
1
Early Phase Development
Cell Line
Process
2
Pre-Clinical Development
Pilot & GMP Mfg.
3
Manufacturing / Analytics
PK/PD Study
Confirmatory Patient Study
4
Submission & Approval
Launch
Post-Approval & LCM

- Project selection criteria include originator value, longevity and technical considerations
- Vital to establish manufacturing process, delivering highly similar product to the originator
- Achieve analytical (structure/function) similarity, which is key for biosimilarity and is the development priority
- Key sub-phases are cell line development followed by process development
- Key process development milestones:
  - Selection of lead clone
  - Drug substance manufacturing process lock
  - Selection of drug product formulation and process

- Confirm high quality drug substance and drug product manufacturing
- Scale-up manufacturing to commercial scale at commercial site
- Manufacture product with high degree of analytical similarity to the originator
- Engage with global regulatory authorities on development strategy to meet all intended markets
- Execute nonclinical study, if required

- Execute PK study to demonstrate PK similarity of candidate to global reference products (i.e. both US and EU)
- Execute global, confirmatory clinical efficacy and safety study to demonstrate no clinically meaningful differences
- Complete manufacturing process characterization and validation
- Completion of analytical similarity assessment occurs in parallel with clinical study execution to enable timely dossier submission
- Activities completed to meet the needs of all intended markets for establishment of biosimilarity

- Preparation & submission of a globally vetted, high quality dossier
- Focus on garnering first-pass approval based on:
  - Totality of evidence for the CMC and clinical data
  - Extrapolation principles to attain the full label of the originator
  - Overall quality demonstrated during development of the biosimilar medicine alvotech

51

Interchangeability May Enhance Speed Of Biosimilar Adoption And Growth › Interchangeable designation in the US allows for substitution without (1) authorization by the prescribing physician ‒ Pharmacists can substitute the interchangeable biosimilar for the originator without approval ‒ Interchangeability is most important for pharmacy-distributed medicines, e.g. for the treatment of chronic diseases › Interchangeable biosimilars must produce the same clinical result as the originator (branded biologic) without additional safety risk or loss of efficacy from switching ‒ Designation usually requires an additional clinical study › First approved IC biosimilar to reference product is eligible for a period of exclusivity as to other subsequently approved IC biosimilars to the same reference product › Alvotech plans to pursue interchangeability designations where appropriate for its development programs 52 Source: fda.gov 1. Section 351(i)(3) of the PHS Act

APPENDIX CLINICAL PROGRAMS AND CAPABILITIES DETAIL

Rigorous Approach To Strategically Constructing An Attractive Biosimilar Portfolio Potential Ways to Differentiate › Identify early, underappreciated originator markets Market Intel › Anticipate originator strategies and adapt accordingly Differentiation › Portfolio offerings and brand awareness Commercial Leverage and › Long term committement to biosimilars “Know How” (Varies by Market) › Patient services Market Attractiveness › Allows for faster market conversion in the Interchangeability U.S. Relative to non IC competitors Launch Timing › Leverage our differentiated auto-injector Devices platform to increase loyalty with patients and providers Fit with Platform › Optimized for speed Development › Focus on yield when it matters most Feasibility and Cost › Aggressively navigate the IP landscape in search of differentiating opportunities Intellectual Property Partners Insights › Taking a “generic” mindset to IP › Products with high reimbursement relative to drug load make for profitable Profitability Development Target targets and ideal biosimilar candidates 54

AVT02: Global Program Included 1500+ Subjects

Study	Subjects Enrolled	Overview [1]	Milestones
PK Similarity Study	390	• 3-arm parallel study of AVT02 compared to EU-Humira® and US-Humira® in healthy adult subjects • Primary endpoints: AUC_{inf}, AUC_{0-t} and C_{max}	• Enrollment completed in December 2019 • **Study met its primary endpoints for all establishing bioequivalence with Humira**
Comparative Confirmatory Efficacy & Safety Study	412	• 2-arm study to compare the efficacy, safety and immunogenicity of AVT02 vs. Humira® in patients • Primary efficacy endpoint: Psoriasis Area and Severity Index (PASI) percent improvement at week 16 over baseline	• Study recruitment started in February 2019 • Completed enrollment in July 2019 • **Study met its primary efficacy endpoint with no meaningful differences in safety or immunogenicity**
Autoinjector PK Study	204	• 2-arm study of AVT02 administered via a pre-filled syringe (PFS) either manually or via an autoinjector (AI) • Primary endpoints: AUC_{inf}, AUC_{0-t} and C_{max}	• Completed enrollment in September 2019 • **Study met its primary objective in demonstrating bioequivalence of AVT02 administered via AI or PFS**
Real-Life Autoinjector Study	107	• Study of AVT02 to assess Real Life handling experience with Autoinjector in RA patients • Primary endpoint: Injection success rate	• Completed enrollment in January 2020 • **Study met its objectives associated with injection success**
Switching Study to support U.S. Interchangeability Approval	568	• Study to assess the impact of switching in patients with moderate-to-severe chronic plaque psoriasis • Study design meets expectations of FDA and is informed by the results of prior AVT02 studies • Primary endpoints: $C_{max\ 26-28}$, $AUC_{tau-26-28}$	• Aligned with FDA on program requirements in September 2019 • Study recruitment started in June 2020 • Completed enrollment in November 2020 • Positive Top-line Results for Switching Study Between Proposed Biosimilar AVT02 and Humira® • **The AVT02 Interchangeable Biosimilar BLA, which includes clinical data from the successfully conducted switching study, was accepted in February 2022 with a goal date of December 2022 [2]**

Source: Clinicaltrials.gov; Alvotech Management Estimates

1. Cmax = maximum observed drug concentration during a dosing interval; AUC0-t = area under the serum concentration time curve up to time t, where t is the last time point with concentrations above the lower limit of quantitation(LLOQ); AUCinf = area under the serum concentration time curve up to infinity ; Cmax 26-28 = maximum concentration over the dosing interval from Week 26 to Week 28 ; AUCtau-26-28 Area under the concentration time curve over the dosing interval from Week 26 to Week 28
2. Date for BSUFA

alvotech

55

AVT02: AVT02-GL-101 Pharmacokinetic (PK) Similarity Study Meets Primary And Secondary Objectives

Study Design and Outcomes


Subject Study Participation = 13 weeks
SCREENING
ACTIVE PERIOD
END OF STUDY
390 Enrolled HV
1:1:1
RANDOMIZATION
AVT02 40mg s.c.
US-HUMIRA® 40mg s.c.
EU-HUMIRA® 40mg s.c.
EoS Visit
EoS Visit
EoS Visit
Study Drug Administration: 40mg subcutaneous (s.c.)
HV = Healthy Volunteers

Primary Outcomes:

- Bioequivalence criteria for all three PK parameters Cmax, AUC0-t and AUC0-inf for all pairwise comparisons were met confirming PK similarity of AVT02 with Humira®

Secondary Outcomes:

- AVT02 had an immunogenicity profile similar to that observed with Humira®
- AVT02 was safe and well tolerated with similar safety profiles between cohorts and with Humira®
- Similar injection site pain observed with AVT02 and Humira®

PK Similarity Top Line Results


Mean Serum Adalimumab Concentrations Over Time by Treatment (Semi-log)
Pharmacokinetic Population
10000
1000
100
10
0
168
336
504
672
840
1008
1176
1344
1512
Nominal Time Post-dose (Hours)

Parameter	Combined Geometric Mean Ratio (90% CI)*		
	AVT02 / EU-Humira	AVT02 / US-Humira	EU-Humira / US-Humira
C_{max} (ng/mL)	1.05 (0.96, 1.13)	1.01 (0.93, 1.09)	0.97 (0.89, 1.05)
AUC_{0-t} (h·ng/mL)	1.10 (1.00, 1.23)	1.03 (0.93, 1.15)	0.94 (0.84, 1.04)
AUC_{0-inf} (h·ng/mL)	1.11 (0.99, 1.24)	1.04 (0.92, 1.16)	0.94 (0.84, 1.05)

The 90% CI was entirely contained within the equivalence margin of 80% and 125% for each parameter, meeting objectives alvotech

56

AVT02: AVT02-GL-301 Comparative Clinical Efficacy & Safety Study Achieves 1° & 2° Endpoints

Study Design and Top Line Conclusion


Subject Study Participation = 58 Weeks
SCREENING
ACTIVE PERIOD
SAFETY FOLLOW-UP
STAGE-1: DOUBLE BLIND
STAGE-2: DOUBLE BLIND
Weeks -4 to -1
Weeks 1-15
Weeks 16-50
Weeks 51-54
412 Enrolled PP Patients 1:1 RANDOMIZATION
G1
G2
AVT02
SAFETY F/U
EU-HUMIRA®
1:1 RE-RANDOMIZATION
2A
2B
AVT02
SAFETY F/U
EU-HUMIRA®
SAFETY F/U
Week 48: Last Study Drug
Week 50: Last Efficacy evaluation
Week 16
PRIMARY ENDPOINT PASI % IMPROVEMENT (Week 16)
PASI ≥ 50 RESPONDERS CONTINUE, 1:1 RE-RANDOMIZATION

Primary Outcomes

- Efficacy, safety and immunogenicity of AVT02 and Humira® were similar in patients with moderate to severe chronic PsO
- AVT02 and Humira® demonstrated therapeutic equivalence at Week 16 in percent improvement in PASI from baseline

Secondary Outcomes

- AVT02 was safe and well-tolerated, with a similarly low frequency of local administration site reactions between AVT02 and Humira®
- Immunogenicity profiles between AVT02 and Humira® were similar

Efficacy and Safety Outcome Data


LS Mean (±SE) of percent improvement from BL in PASI
10
90
80
70
60
50
40
30
20
10
Baseline
Week 4
Week 8
Week 12
Week 16
Visit
Percent improvement in PASI from baseline to Week 16 was therapeutically significant in both groups

Similar safety profile between AVT02 and Humira®

Parameter	AVT02 N = 205	Humira® N =207
Patients with ≥1 TEAE; n (%)	92 (44.9)	91 (44.0)
Patients with ≥1 serious TEAE; n (%)	2 (1.0)	5 (2.4)
Patients with ≥1 TEAESI; n (%)	38 (18.5)	34 (16.4)
Injection site reaction; n (%)	34 (16.6)	33 (15.9)
Death; n (%)	0	0

alvotech

1. PASI = Psoriasis Area and Severity Index; TEAE = treatment emergent adverse event; AESI = adverse event of special interest; PsO: plaque psoriasis

57

AVT02: Successful AVT02-GL-302 Switching Study Can Support Potential Approval As Interchangeable Product In the US

Subject study Participation = 52 Weeks



SCREENING
Weeks -4 to -1
LEAD-IN PERIOD: OPEN LABEL TREATMENT
STAGE-1: OPEN-LABEL
Weeks 1-11
SWITCHING MODULE: DOUBLE BLIND TREATMENT
SWITCH 1
Weeks 12-15
SWITCH 2
Weeks 16-19
SWITCH 3
Weeks 20-28
OPTIONAL EXTENSION PHASE: OPEN LABEL TREATMENT
STAGE-3: OPEN-LABEL
Weeks 28-52
W-4
W1 W2 W4 W6 W8 W10
W12 W14 W16 W18 W20 W22 W24 W26 W28
W28 W30 W32 W34 W36 W38 W40 W42 W44 W46 W48 W50 W52
568 Enrolled PP Patients
HUMIRA®
G1
G2
1:1 RANDOMIZATION
Sw1: AVT02
Sw2: HUMIRA®
Sw3: AVT02
INTENSIVE PK
AVT02 EOW
HUMIRA®

PK/ IMMUNOGENICITY blood collection (always pre-dose) for switching module

AVT02 administration: 40 mg subcutaneous

Humira administration: 40 mg subcutaneous

PP = Plaque Psoriasis, PASI = Psoriasis Area and Severity Index, W = week

PASI≥ 75 ARE RANDOMIZATION INTO SWITCHING MODULE

Study Details

- Parallel-group study to evaluate PK, efficacy, safety, and immunogenicity between patients undergoing repeated switches between Humira® and AVT02
- Study designed according to FDA input and is informed by the results of prior AVT02 studies

58

alvotech

1. PASI = Psoriasis Area and Severity Index; TEAE = treatment emergent adverse event; AESI = adverse event of special interest; PsO: plaque psoriasis

AVT02: Devices Used in Chronic Therapies are Important Designed with Ergonomic Use in Mind Sturdy, oval design, and latex-free, solid Visual indicator when the construction for a substantial feel in hand injection is complete Soft, wide, textured grip for easy handling Lock-out feature after injection Large viewing window to see the drug prior to injection Audible ‘click’ sound when the injection is complete Thin, hidden, 29-gauge needle, the smallest available for this drug Alternative option to time for 10 seconds Edges included on the cap for easy removal 59 1. Device developed through a partnership with Ypsomed

AVT02: Competitive Landscape Overview

High Concentration (100 mg/ml) Landscape

Product information		US Biosimilar Launch Status		Interchangeability	
Program	**Manufacturer / Marketer**	**Approval Status**	**Expected Launch Date**	**Switching Study**	**Timing / Notes**
AVT02	Alvotech / Teva	Deferred Action[1]	July 1, 2023[1]	Completed	• Aim to be the first interchangeable, high concentration product at launch • Amgen only other company to initiate a switching study utilizing high-concentration • Goal Date for IC in Dec 2022
Hadlima®	Samsung / Organon	FDA review	July 1, 2023[2]	N/A	
Yuflima®	Celltrion	FDA review	Unknown	N/A	
Amjevita®	Amgen	Unknown	January 31, 2023[3]	Initiated	• Recently initiated switching study • Management estimates earliest potential approval for IC in 2024

Low Concentration (50 mg/ml) Approvals

- Amjevita® (Amgen), Hadlima® (Samsung), Cyltezo® (Boehringer Ingelheim), Hulio® (Kyowa Hakko Kirin Co.), Hyrimoz® (Sandoz), (Fresenius Kabi), Abrilada® (Pfizer) and Yusimry® (Coherus) approved in the low concentration.
- Amjevita® (Amgen) could launch as early as January 2023[3]; All other approved low concentration biosimilars could be able to launch on, or around July 1 or after.
- Cyltezo® (Boehringer Ingelheim) has been approved as an interchangeable biosimilar; Abrilada® (Pfizer) prior approval supplement to the BLA for interchangeability accepted by the FDA

1. AVT02 Application is in deferred status. Inspections of manufacturing sites required for the AVT02 Biosimilar BLA approval is currently scheduled by the US FDA to occur Q2 of 2022. FDA inspection of Iceland facility occurred in March 2022. The FDA can defer action when no deficiencies have been identified and the application otherwise satisfies the requirements for approval, but an inspection(s) is necessary yet cannot be completed due to factors including travel restrictions
2. Based on press release from Organon on January 5, 2022
3. Amjevita® is currently approved as a low concentration 50mg/ml formulation and Amgen has a U.S. settlement for a date of January 31st, 2023. At the time of this publication, there has not been any public statements that would indicate the high-concentration form would be launched on the current settlement date alvotech

60

AVT04: Clinical Development Program Designed To Support Demonstration Of Biosimilarity

ID: AVT04-GL-101	Description: PK Similarity Study in Healthy Male Volunteers, First Subject First Visit Q2 2021
Objective(s)	To compare the pharmacokinetic, safety, tolerability, and immunogenicity profiles of AVT04 with EU-approved and US-licensed Stelara® following a single s.c. injection in healthy subjects
Primary Endpoint	Body weight adjusted $AUC_{0\text{-inf}}$, and C_{max}
Design	3-arm, double-blind, single dose, parallel design for up to 17 weeks
Treatment	45 mg by single s.c. injection of EU- Stelara® or US- Stelara® or AVT04
Sample Size	294 enrolled at three investigational centers

ID: AVT04-GL-301	Description: Confirmatory Efficacy and Safety Study in Psoriasis Patients, First Subject First Visit Q2 2021
Objective(s)	To evaluate the therapeutic equivalence, and to compare the safety, tolerability, immunogenicity and steady-state Pharmacokinetics of AVT04 compared to EU-approved Stelara® (EU-Stelara®) in the treatment of moderate to severe chronic plaque psoriasis.
Primary Endpoint	Percent improvement in PASI from Baseline to Week 12
Design	2-arm, double-blinded, repeated dose, parallel design with a duration of 56 weeks. The study includes a re-randomization and single transition from EU-Stelara® to AVT04. at Week 16.
Treatment	Match originator dosing paradigm
Sample Size	581 enrolled in multicenter trial

alvotech

61

AVT04: Competitive Landscape Overview

- AVT04 is one of few known SP2/0 cell line based programs
  - SP2/0 cell line facilitates higher levels of sialic acid on the monoclonal antibody; high levels of sialic acid are associated with longer half-life and may enable infrequent dosing
  - Potential differentiator from other Stelara biosimilar candidates in development
- No publicly disclosed FDA/EMA biosimilar submissions to date
- Some competitors have limited biosimilar launch experience in highly regulated markets
- Commercial partners yet to be identified for all competitive programs; with few with significant commercial capabilities
  - Management believes Alvotech and Amgen are among the few players with significant commercial experience and capabilities
- Amgen disclosed initiation of study to demonstrate interchangeability[(1)]
- Beyond the key competition outlined in the table, Bio-Thera, BioFactura, Formycon and Meiji have also disclosed development programs for Ustekinumab

Product information		US	EU
Program	**Developer**	**Commercial Partner**	**Commercial Partner**
AVT04	Alvotech	Teva	Stada
ABP 654	Amgen	Amgen	Amgen
CT-P43	Celltrion	Celltrion	Celltrion
SB17	Samsung Bioepis	Undisclosed	Undisclosed

alvotech

Based on publicly available information
1. Amgen ABP 654 running a Phase 3 Global study (NCT04607980) and an Interchangeability study (NCT04761627)

62

Global Operating Footprint With Differentiated Biosimilar Capabilities R&D Focused Sites JULICH SITE Cell line, media, process, and functional assay development proficiency HANNOVER SITE Expertise in glycoprotein characterization methods and analyses VIRGINIA SITE Regulatory, government affairs, and legal capabilities Manufacturing Facilities (with co-located R&D) (1) CHANGCHUN SITE REYKJAVIK SITE ZURICH SITE China-oriented JV provides R&D Pharmaceutical sciences Highly-experienced center of capabilities and manufacturing embedded with drug substance excellence for clinical and regulatory capacity and product manufacturing sciences 63 1. China facility owned within joint venture, subject to completion of construction

APPENDIX BROADER PIPELINE DETAIL

AVT03: Denosumab Market Overview

Historical Prolia® and XGEVA® Sales ($Bn)



'17A-'21A CAGR: 11%
$3.9
$4.5
$5.1
$5.2
$5.8
$1.7
$1.9
$2.1
$2.1
$2.2
$2.2
$2.5
$3.0
$3.1
$3.6
'17A
'18A
'19A
'20A
'21A
Prolia
Xgeva

Market Context

- Prolia and Xgeva continue to experience attractive sales growth as well as favorable pricing dynamics
- Growth for these products is expected to continue as the total number of fractures due to osteoporosis is expected to be more than 3 million by 2025
  - With an estimated cost of $25.3 billion, there exists an opportunity for lower cost alternatives
- Prolia, is a leading branded osteoporosis drug has an attractive route of administration (SubQ), which has advantages over oral treatment options
- Similarly, in bone metastases, Xgeva, has demonstrated differentiation from other treatment options (e.g. Zometa) and remains a top-selling product for cancer patients
- Approved indications: osteoporosis, bone mass increase, skeletal-related events in patients with various cancers, giant cell tumor of bone, hypercalcemia alvotech

Source: EvaluatePharma, National Osteoporosis Foundation

65

AVT03: Novel Formulation for Denosumab

Program Status	
Branded Biologic (Generic Name)	Prolia® and XGEVA® (Denosumab)
Originator	Amgen
Therapeutic Area	Oncology
Originator Sales	$6.7Bn [1]
Development Status	Preclinical
Next Expected Catalyst	Trial initiation 2H 2022

Alvotech Strategy

- **Production consistency:** Both the reference product as well as our proposed biosimilar AVT03, are produced in recombinant Chinese hamster ovary cells
- **Global focus for XGEVA and Prolia:** Development and clinical planning to enable successful approval of dossiers across all major markets for both Prolia and XGEVA biosimilars
- Key Competition: Celltrion, Fresenius, Samsung, Sandoz, Teva

alvotech

Source: EvaluatePharma
Notes:
1. Per EvaluatePharma; based on expected peak sales of reference products from 2021 – 2026

66

AVT05: Golimumab Market Overview

Historical Simponi® Sales ($Bn)

'17A-'21A CAGR: **5%**


$2.9
$3.3
$3.4
$3.5
$3.6
'17A
'18A
'19A
'20A
'21A

Market Context

- Simponi (Golimumab) is an anti-TNF, the same class of therapeutic as Humira
- Simponi has a once-monthly formulation which is a differentiator among other anti-TNFs
  - In the US, Simponi is available in both SubQ and IV (known as Simponi Aria) formulations, affording patients different route of administration options and enables reimbursement opportunities
- Primarily sold through the commercial channel, not as reliant on Part B pricing and regulations
- Approved indications: Moderately to severely active rheumatoid arthritis, active psoriatic arthritis, active ankylosing spondylitis, moderate to severe ulcerative colitis alvotech

Source: EvaluatePharma

67

AVT05: Only Known SP2/0 Cell-Line Based Program

Program Status	
Branded Biologic (Generic Name)	Simponi® (Golimumab)
Originator	Johnson & Johnson (Janssen)
Therapeutic Area	Immunology
Originator Sales	$3.7Bn [1]
Development Status	Preclinical
Next Expected Catalyst	Trial initiation 2H 2022

Alvotech Strategy

- **Interchangeability:** Only publicly disclosed golimumab biosimilar program to be seeking the interchangeability designation
- **SP2/0 Host Line**: Manufactured using same host cell line as Simponi®
  - SP2/0 host cell line allows for more efficient sialyation of the molecule as compared to CHO. Therefore, matching of the post-translational modifications and structure in a biosimilar development program for Stelara
- **Cross-selling benefits:** Strengthens portfolio and enables synergies leveraging existing sales force for AVT02 (adalimumab) and AVT04 (ustekinumab), while also potentially expanding market access
- Key Competition: Biothera

alvotech

Source: EvaluatePharma
Notes:
1. Per EvaluatePharma; based on expected peak sales of reference product from 2021 – 2026

68

AVT23: Omalizumab Market Overview

Historical Xolair® Sales ($Bn)

'17A-'21A CAGR: **7%**



$2.7
$3.0
$3.2
$3.3
$3.6
'17A
'18A
'19A
'20A
'21A

Market Context

- High physician familiarity and levels of experience with Xolair's biologic class (e.g. IgE binding)
- Remains competitive against new entrants; with reported US growth of 5% in 2021
- Indication expansion underway (e.g. food allergies)
- Line extensions for home use expected enable further growth and patient penetration
- Approved indications: Moderate to severe persistent asthma, nasal polyps, chronic spontaneous urticaria alvotech

Source: EvaluatePharma

69

AVT23: Attractive Manufacturing Process for Omalizumab

Program Status	
Branded Biologic (Generic Name)	Xolair® (Omalizumab)
Originator	Roche (Genentech)
Therapeutic Area	Respiratory
Originator Sales	$3.6Bn [1]
Development Status	PK study completed
Next Expected Catalyst	Clinical study in 1H 2023

Alvotech Strategy

- Leverages the advancements made by Biosana utilizing their proprietary 3C manufacturing technology
  - Highly efficient process with high yields, competitive COGS
  - Patented technology
- Global commercialization rights
- **Presentation:** Developing both pre-filled syringe and lyophilized vial configurations for full market coverage
- **Markets:** Global program to enable worldwide patient reach
- Key Competition: Celltrion, Teva

alvotech

Source: EvaluatePharma
Notes:
1. Per EvaluatePharma; based on peak sales of reference product period range from 2021 – 2026

70

AVT06: Aflibercept Market Overview

Historical Eylea® Sales ($Bn)

'17A-'21A CAGR: **12%**


$6.3
$7.2
$8.0
$8.4
$9.9
'17A
'18A
'19A
'20A
'21A

Market Context

- Eylea continues to be a leading ophthalmology product, with attractive market share across all approved indications
- Full year 2021 Eylea US net sales increased 17% versus 2020
  - Volumes remain steady and above other VEGFs (e.g. Lucentis)
- More convenient dosing regimen than other leading ophthalmology products
- Available in both vials and PFS
- Potentially alleviated safety concerns for ophthalmology biosimilars due to launch of Lucentis biosimilar
  - Continued expected growth despite Lucentis biosimilar launch
- Approved indications: Wet AMD, Macular Edema, Diabetic Retinopathy alvotech

Source: EvaluatePharma

71

AVT06: Compelling Formulation for Eylea® (Aflibercept)

Program Status	
Branded Biologic (Generic Name)	Eylea® (Aflibercept)
Originator	Regeneron
Therapeutic Area	Ophthalmology
Originator Sales	$10.3Bn [1]
Development Status	Preclinical
Next Expected Catalyst	Trial initiation mid 2022

Alvotech Strategy

- **Vial and PFS offering in development:** Matching the innovator with both of the dosage forms available in the market
- Alternative formulation with a **favorable profile of excipient stability**
- **Attractive process yield** for this class of molecules (Fc-receptor fusion)
- Key Competition: Amgen, Celltrion, Samsung, Sandoz, Viatris/Biocon

alvotech

Source: EvaluatePharma
Notes:
1. Per EvaluatePharma; based on expected peak sales of reference product from 2021 – 2026

72

APPENDIX CCHT JOINT VENTURE

Alvotech Well-Positioned In The Promising China Biosimilars Market Through Its China JV

Access to the Second Largest Biopharma Market in the World

- Alvotech formed a 50/50 JV with Changchun High & New Technology Industries (Group) Inc. ("CCHT") in September 2018 to enable the development, manufacture and commercialization of Alvotech's biosimilar portfolio in China
  - As part of the agreement, a new state-of-the-art, jointly-owned biologics facility will be built in China
- In November 2020, Alvotech further enhanced its Chinese footprint, announcing a commercial agreement with Yangtze River ("YRPG")
  - Exclusive strategic partnership for the commercialization of eight biosimilar product candidates in China
  - Alvotech will be responsible for the development and supply of the biosimilars (via its China JV) (1)
  - YRPG will be responsible for exclusive promotion and distribution of products in China
  - Alvotech is eligible to receive milestone payments linked to cumulative net sales (via its China JV) (1)

JV Partner Overview

- CCHT was established in 1993; Changchun Municipal People's Government is one of the major shareholders of the company (~20%)
  - Listed on Shenzhen Stock Exchange (SZSE:000661); ~US$9Bn market cap (2)
  - US$1.8Bn LTM sales with pharmaceuticals comprising ~90% of sales (3)
  - Has one of the biggest recombinant human growth hormone manufacturing enterprises in Asia
- Founded in 1971, YRPG is a national pharmaceutical group engaging in research and development, manufacturing and distribution with headquarters in Jiangsu, China
  - Top 3 Pharmaceutical Group in China
  - Has more than 20 subsidiaries located in Beijing, Shanghai, Nanjing and other major cities in mainland China

Full suite of capabilities from pipeline development and manufacturing through commercialization to capitalize on growing and robust Chinese biosimilar market alvotech

1. Responsibilities and milestones available via Alvotech's China JV, Alvotech and CCHT Biopharmaceutical Co. Ltd., which was formed with Changchun High and New Technology Industries (Group) Inc.
2. As of 5/6/2022
3. LTM sales as of 3/31/2022 and pharmaceutical sales as of CY2020

74

China JV Manufacturing Facility: Changchun MANUFACTURING SITE IN CHINA › In 2019, the Joint Venture broke ground on its manufacturing facility, is expected to have operational capabilities in 2022 › Capabilities to include both fed batch and perfusion manufacturing › Designed to mirror the facility in Iceland to facilitate transfer › Designed to operate to global cGMP standards 75

Alvotech’s China Commercial Partner: Yangtze River Pharmaceutical Group YRPG Network & Infrastructure China Coverage Overview › YRPG has well-established distribution networks cover all districts nationally with more than 10,000 hospitals, 1,200 chain stores, and 20,000 retails, which account for ~80% of the overall pharma sales in China › YRPG also has ~58 products exported to more than 20 countries in Asia, Europe, Latin America, and Africa with more products approved for launch › Currently has more than 16,000 employees national-wide Distribution Channel Coverage 80% 12% 8% Public Hospital Retail Pharmacies Community-Oriented Primary Care 76

APPENDIX Financial Reconciliation

Financial Reconciliation 2021 Reported Adjustments 2021 Adjusted Other Transaction $ millions IP litigation LTIP 1 2 3 4 Income Costs Milestone Revenue $37 $3 $40 Other Income $3 ($3) 0 R&D (191) (17) (208) G&A (84) 17 18 12 (36) Operating Income ($235) 18 12 ($205) (1) D&A 24 24 Adjusted EBITDA ($211) 18 12 ($181) 1 Includes research and development grants from the Icelandic government and income generated from support services performed by Alvotech 2 Represents costs of IP litigation directly attributable to programs 3 Represents non-cash expenses related to long-term incentive plans 4 Represents transaction costs incurred in connection with the Business Combination 78 1. Includes impairments

Financial Reconciliation (cont’d) 2021 2020 2019 $ millions Loss for the year ($102) ($170) ($210) Income tax (benefit) expense (48) (122) 0 Total net finance costs 66 156 152 Depreciation and amortization 18 16 15 Impairment of property, plant and equipment 2 2 - Impairment of other intangible assets 4 - - (1) Long-term incentive plan expense 18 18 22 Share of net loss of joint venture 2 2 0 Exchange rate differences (3) (3) (4) (2) Gain on contribution of intellectual property - - (45) (3) Acquisition of rights for Adalimumab from Lotus Pharmaceutical Co. Ltd. - 9 - Gain on extinguishment of financial liabilities (152) - - (4) Transaction costs 13 0 - Adjusted EBITDA ($181) ($91) ($69) 79 1. Represents expense related to the long-term incentive plans, reported within general and administrative expenses 2. Represents the gain recognized for the contribution of intellectual property to the Joint Venture, reported within other income 3. Represent the expense related to the acquisition of rights for Adalimumab from Lotus Pharmaceutical Co. Ltd., reported within research and development expenses 4. Represents transaction costs incurred in connection with the Business Combination, reported within general and administrative expenses

Carefully consider the following risk factors, among others that will be contained in (or incorporated by reference into) the proxy statement/prospectus, related to Alvotech’s business, reputation, financial condition, results of operations, revenue and the future prospects if the business combination is consummated. • Significant losses since inception and anticipation of losses over the near term. • Never generated any revenue from product sales and may never be profitable. • Prior to the consummation of the Business Combination, and even after the Business Combination is consummated, Alvotech may need to raise substantial additional funding from shareholders or third parties. Alvotech’s management has determined that there is a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern. • No assurance that product candidates will receive regulatory approval on expected timelines or at all. • Biosimilar product candidates may not meet regulatory authority requirements for approval as a biosimilar product or as an interchangeable product in any jurisdiction. • Regulatory approval processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control, including, but not limited to, COVID-19 potentially resulting in delays in conducting FDA and other regulatory inspections of production facilities and, therefore, approval. • Substantial delays in analytical characterization and clinical studies or failure to demonstrate safety and efficacy of product candidates. Risk Factors • Successful or timely completion of clinical development may be prevented by regulatory inspection of clinical study operations or study sites or as a result of adverse events reported during a clinical trial. • Product candidates may cause undesirable side effects or have other properties that could result in significant negative consequences following marketing approval, if granted. • Other biosimilars may be approved and successfully commercialized before Alvotech’s product candidates. • Failure to obtain regulatory approval in any targeted regulatory jurisdiction. • Adverse events involving a reference product may adversely affect Alvotech’s business. • Inability to retain key members of management or recruit additional management, clinical and scientific personnel. • Reliance on third parties to conduct nonclinical and clinical studies and manufacture nonclinical and clinical supplies of product candidates and to store critical components of product candidates. • Dependence on third party collaborators for the commercialization of product candidates in certain major markets. • Adverse developments affecting the manufacturing operations of Alvotech’s product candidates. • May not realize the benefits expected through the CCHT joint venture. • Reliance on third parties requires Alvotech to share trade secrets, which increases the possibility that a competitor will discover them. • If approved, product candidates will face significant competition from the reference products and other pharmaceuticals approved for the same indication. • Rapidly technological changes in the industry. • Commercial success of any current or future product candidate will depend upon the degree of market acceptance. • Third-party claims of intellectual property infringement or claims of reference product exclusivity may prevent or delay development and commercialization efforts. • Potential involvement in lawsuits to protect or enforce Alvotech’s patents. • Inability to protect intellectual property rights throughout the world. • Failure to identify, develop or commercialize additional product candidates. • Healthcare legislative reform measures may have a material adverse effect. • Exposure to business, regulatory, political, operational, financial and economic risks associated with conducting business globally, including but not limited to, the Russia-Ukraine conflict. • The ability to consummate the business combination, and the operations following the business combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic. 80